# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProKidney Corp., CIK 0001850270
CUSIP: 74291D104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2000 FRONTIS PLAZA BLVD., SUITE 250, WINSTON-SALEM, North Carolina (NC), 27103
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001273693
Persons authorized to receive notices and communications: Control Empresarial, Paseo de las Palmas 781, 6th Floor, Lomas de Chapultepec, Section III, Mexico City, Mexico (O5), 11000, 52 55 56 25 49 56; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Carlos Slim Helu: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock (as defined in Item 1 below) outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests (as defined in Item 4 below) held by Control Empresarial on the Transaction Date (as defined in Item 4 below).
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.
- Control Empresarial de Capitales S.A. de C.V. (CIK 0001273693): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 73,842,723; sole dispositive power 0; shared dispositive power 73,842,723; aggregate amount beneficially owned 73,842,723 (36% of the class)
  Comment: Based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: ProKidney Corp.
Address of issuer's principal executive offices: 2000 FRONTIS PLAZA BLVD., SUITE 250, WINSTON-SALEM, North Carolina (NC), 27103
Comment: This Amendment No. 2 (the "Second Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 22, 2022 by the Reporting Persons, as amended and supplemented by Amendment No. 1 filed on June 25, 2024 (the "Original Schedule 13D" and, as amended by this Second Amendment, the "Schedule 13D") with respect to the shares of Class A common stock, $0.0001 par value (the "Class A Common Stock") of ProKidney Corp (the "Issuer" or "ProKidney"). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Original Schedule 13D. This Second Amendment supplements Item 4 and amends and restates Items 5(a)-(c) as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Delaware Domestication

On July 1, 2025, the Issuer effected a domestication from the Caymans Islands to the State of Delaware (the "Domestication"). Effective as of July 1, 2025, each (i) Class A ordinary share automatically converted into one share of Class A Common Stock of the Issuer and (ii) each Class B ordinary share automatically converted into one share of Class B common stock of the Issuer.

Exchange Agreement

Prior to April 28, 2026 (the "Transaction Date"), in addition to 10,724,078 shares of Class A Common Stock, the Reporting Persons beneficially owned 63,118,645 shares of Class B common stock of the Issuer held by Control Empresarial, each of which may, subject to the limitations set forth in the Amended and Restated Exchange Agreement and the Holdings LLCA (each as defined and as described in the Issuer's Current Report on Form 8-K filed with the SEC on July 3, 2025), be exchanged, together with the paired common unit in ProKidney Holdings, LLC (the "Paired Interests"), for a share of Class A Common Stock on a one-for-one basis. Control Empresarial held 63,118,645 Paired Interests prior to the Transaction Date. On the Transaction Date, Control Empresarial exchanged 63,118,645 Paired Interests for 63,118,645 shares of Class A Common Stock. As a result, as of the date of this filing, the Reporting Persons beneficially own 73,842,723 shares of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Class A Common Stock beneficially owned by each Reporting Person are based on 205,061,550 shares of Class A Common Stock outstanding, which is the sum of (i) 141,942,905 shares of Class A Common Stock outstanding as of March 17, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026 and (ii) 63,118,645 shares of Class A Common Stock issued by the Issuer to the Reporting Persons upon exchange of the Paired Interests held by Control Empresarial on the Transaction Date. As of the date of this filing, (i) Control Empresarial, directly or indirectly, owns 73,842,723 shares of Class A Common Stock (representing a 36.0% of the outstanding shares of Class A Common Stock ), and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Stock beneficially owned directly by Control Empresarial.
Number of shares as to which each person has sole or shared power to vote or dispose: 73,842,723 shares of Class A Common Stock (representing a 36.0% of the outstanding shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Second Amendment, no transactions have been effected by the Reporting Persons in the past sixty (60) days.

## Signatures
- Carlos Slim Helu: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Carlos Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Marco Antonio Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Patrick Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Maria Soumaya Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Vanessa Paola Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Johanna Monique Slim Domit: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
- Control Empresarial de Capitales S.A. de C.V.: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez, Attorney in Fact* (04/30/2026)
Comment: * See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on March 4, 2026 in connection with their beneficial ownership of shares of Class A Common Stock, $0.001 par value per share of PBF Energy Inc., are hereby incorporated herein by reference.